March 10, 2026

Stephen J. Barnard
Chief Executive Officer
Mission Produce, Inc.
2710 Camino Del Sol
Oxnard, CA 93030

       Re: Mission Produce, Inc.
           Registration Statement on Form S-4
           Filed March 09, 2026
           File No. 333-294128
Dear Stephen J. Barnard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Darren Guttenberg, Esq.